Exhibit 99.1

For more information contact:	PRESS RELEASE

Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports 2012 First Quarter Results

Tel Aviv, Israel, May 30, 2012 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the first quarter ended March 31, 2012.

Net gain for the first quarter was $17,000 or $0.00 per diluted share. Results for the first quarter included financial income of approximately $73,000 that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non-cash financial expense, net loss for the first quarter was $56,000 or $(0.01) per diluted share.

Tikcro holds approximately 29% of BioCancell, taking into account the conversion of a convertible note and the exercise of warrants. On a fully diluted basis, Tickro holds approximately 21% of BioCancell. Shares of BioCancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of Tikcro's holdings in BioCancell is influenced, among other factors, by the share price of BioCancell on the Tel Aviv Stock Exchange.

BioCancell is a clinical stage biotechnology company focused on developing targeted cancer therapies for solid cancer tumors. BioCancell is currently enrolling patients for a US FDA Phase IIb clinical trial for pancreatic cancer for its lead drug-candidate, BC-819. The Phase IIb clinical trial follows a one-year, multi-center Phase I/IIa trial, which addresses patients with non-resectable (inoperable) pancreatic cancer, with no metastases. BC-819 is also undergoing a Phase IIb trial for bladder cancer and a Phase I/IIa trial for ovarian cancer. BC-819 uses the H19 gene to synthesize Diphtheria Toxin in cancerous cells only, in order to destroy the cells.

As of March 31, 2012, the Company had net cash and marketable securities totaling $7.0 million.

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell is conducting phase II/b clinical trials for the treatment of pancreatic cancer and for superficial bladder carcinoma cancer, as well as a phase I/IIa clinical trial for the treatment of ovarian cancer.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and short-term marketable securities	$6,993	$6,985
Other receivables	87	165
Investment in BioCancell – stock, convertible note and warrant	3,124	3,033
Total current assets	10,204	10,183

Total assets	$10,204	$10,183

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$297	$302

Shareholders' equity	9,907	9,881

Total liabilities and shareholders' equity	$10,204	$10,183

Tikcro Technologies Ltd. Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2012	2011

Research and development expenses	$7	$-

General and administrative expenses, net	$98	$81

Total operating expenses	105	81

Operating loss	(105)	(81)

Financial income (expenses), net	132	51

Gain (Loss) before income taxes	27	(30)
Tax expenses	(10)	-

Net loss	$17	$(30)

Basic and Diluted net loss per share	$0.00	$(0.00)

Weighted average number of shares used in computing basic and diluted loss per share	8,600	8,544